April 15, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 403-2000.

Scott D. Hoffman
General Counsel and V.P.
Lazard Ltd.
30 Rockefeller Plaza
New York, NY 10020

Re:	Lazard Ltd.
	Form S-1 amended April 11, 2005
	File No. 333-121407

Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this Filing

1. We note your response to prior comment 5. Please advise the staff how you determined that the offer to the historical partners did not require integration. In addition, if any historical partner will continue to participate in this transaction, other that Mr. Wasserstein, please detail their involvement in the operations of Lazard following the transactions.

Unaudited Pro Forma Condensed Consolidated Statement of Income -
page
74

2. As previously requested in comment 6 in our letter dated April
6,
2005, please revise your Unaudited Pro Forma Condensed
Consolidated
Statement of Income to disclose earnings per share in the column labeled "Total", which presents adjusted historical results of operations prior to the pro forma adjustments for the additional financing transactions and for this offering.

Unaudited Pro Forma Condensed Consolidated Statement of Financial
Condition - page 77

3. Please revise to separately present the gross adjustment for each pro forma adjustment included within Note (f). Alternatively, revise
Note (f) to include a tabular presentation separately disclosing each gross pro forma adjustment.

Notes to Unaudited Pro Forma Statement of Financial Condition -
page
78

4. Please revise Note (g) to describe how the pro forma adjustment for the quarterly contract adjustment payments is calculated.

Executive Compensation-page 140

5. As previously requested, please include compensation information for 2003. The information was required, although not provided, in the initial filing of the registration statement in December 2004 and so is still required. See the Instruction to Item 402(b).

Description of the Equity Security Units - page 180

6. We are in the process of evaluating your supplemental response to our prior comment 12 with respect to your proposed accounting treatment of the equity security units. We will have further comments.


Exhibit 5.2 - Opinion of Conyers Dill

7. Please remove assumption (d). We note the revised disclosure that
Conyers Dill is relying upon the officer`s certificate and therefore the assumption is not appropriate.

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Joyce Sweeney, Senior Accountant, at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special
Counsel
at (202) 942-1974 or me at (202) 942-1874 with any other
questions.

						Sincerely,


						Mark Webb,
						Branch Chief

cc:	Via Facsimile: (212) 403-2395
Benjamin Fackler, Esq
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Lazard LTD
Scott Hoffman, General Counsel, V.P.
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